Exhibit 3.1

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF

RIGEL PHARMACEUTICALS, INC.

RIGEL PHARMACEUTICALS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies that:

FIRST: The name of the Corporation is Rigel Pharmaceuticals, Inc.

SECOND: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware was June 14, 1996.

THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending the Amended and Restated Certificate of Incorporation of the Corporation to increase the number of authorized shares of Common Stock to 400,000,000. Specifically, Section A of Article IV is hereby amended and restated in its entirety as follows:

“A. This Corporation is authorized to issue two classes of stock to be designated, respectively, “Preferred Stock” and “Common Stock.” The total number of shares that the Corporation is authorized to issue is four hundred ten million (410,000,000) shares. Four hundred million (400,000,000) shares shall be Common Stock, par value of one-tenth of one cent ($0.001) per share (the “Common Stock”), and ten million (10,000,000) shares shall be Preferred Stock, par value of one-tenth of one cent ($0.001) per share (the “Preferred Stock”).”

FOURTH: This Certificate of Amendment was duly adopted by the stockholders of the Corporation in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer this 18th day of May, 2018.

RIGEL PHARMACEUTICALS, INC.

By:	/s/ Raul R. Rodriguez
RAUL R. RODRIGUEZ
President and Chief Executive Officer